REDCORP

NEWS RELEASE

May 13, 2005

News Release 05-03

Amendment of Warrant Terms

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") reports that it has applied to the Toronto Stock Exchange to extend by six months the terms of warrants exercisable into 1,757,400 common shares originally issued in connection with a brokered private placement first announced April 13, 2003 and then closed on May 14, 2003. The original terms specified that each whole warrant was exercisable into one common share at a price of $0.25 expiring on May 14, 2005 and the extension would provide an amended expiry date of November 14, 2005. There are no other proposed changes to these warrants.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.


05008416

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775